UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously reported in the Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2024, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued 4,171,327 Series A Convertible Preferred Shares with a nominal value of $0.0001 each (the “Series A Preferred Shares”) in connection with the closing of the transactions contemplated by the Stock Purchase Agreement, dated as of November 18, 2024, among the Company, Quality Industrial Corp., a Nevada corporation (“QIND”), Ilustrato Pictures International Inc., and certain stockholders of QIND. The Series A Preferred Shares were issued pursuant to a Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares (the “Original Certificate of Designation”), which was filed as Exhibit 3.1 to that Report on Form 6-K.

As previously reported in the Report on Form 6-K furnished to the SEC on July 10, 2025, following the annual general meeting of shareholders held on June 25, 2025, the board of directors of the Company (the “Board”) approved and authorized a share consolidation at a ratio of 1-for-35 of the Company’s Class A Ordinary Shares (the “Share Consolidation”), effective July 11, 2025.

In connection with the Share Consolidation, the Board has approved an Amended and Restated Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares (the “Amended and Restated Certificate of Designation”), which amends and restates in its entirety the Original Certificate of Designation. The material changes reflected in the Amended and Restated Certificate of Designation are as follows:

●	The conversion ratio (the “Conversion Ratio”) has been updated from ten (10) Class A Ordinary Shares per Series A Preferred Share to two-sevenths (2/7) of a Class A Ordinary Share per Series A Preferred Share (corresponding to a ratio of 2/7:1), subject to adjustment in accordance with Section 7 of the Amended and Restated Certificate of Designation, to reflect the 1-for-35 Share Consolidation.

●	A correction to the adjustment formula to properly provide that, upon the occurrence of a share dividend, subdivision, combination, or reclassification event, the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of Class A Ordinary Shares outstanding immediately after such event, and of which the denominator shall be the number of Class A Ordinary Shares outstanding immediately before such event (in each case excluding any treasury shares of the Corporation).

The foregoing description of the Amended and Restated Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Designation, a copy of which is filed as Exhibit 3.1 to this Report on Form 6-K.

A copy of the Amended and Restated Certificate of Designation is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Amended and Restated Certificate of Designation is qualified in its entirety by reference to such exhibit.

This Report on Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
1.1	Amended and Restated Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: June 10, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer